                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of February 2004
                      -------------



                        Woori Finance Holdings Co., Ltd.
                        --------------------------------

                 (Translation of registrant's name into English)

                 203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
                 -----------------------------------------------

                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F   X      Form 40-F
                                    -               -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     -----

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     -----

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ----             -


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Exhibit 99.1

          Issue of Foreign Denominated Subordinated Bonds by Woori Bank

Woori Bank, a wholly owned subsidiary of Woori Finance Holdings, issued US$400 million of subordinated bonds.


Key Details

     .    Issue Amount: US$400,000,000.00 (KRW464,280,000,000*)
          * The foreign exchange rate of KRW1,160 to US$1 was applied.

     .    Issue Type: Private Placement

     .    Coupon Rate: 5.75%

     .    Yield to Maturity: 5.812%

     .    Maturity Date: March 13, 2014 (bullet payment)

     .    Call Option: March 13, 2009

     .    Closing Date: February 13, 2004

     .    Arrangers: CSFB, JP Morgan, Merrill Lynch

Exhibit 99.2

                     Woori Bank Dividend Payment Adjustment

Woori Bank, a wholly owned subsidiary of Woori Finance Holdings, adjusted its dividend payment to Woori Finance Holdings.

Key Details
-----------

                                                         (Unit: millions of KRW)

--------------------------- ------------------------ ---------------------------
Items                              Original                   Adjustment
--------------------------- ------------------------ ---------------------------
--------------------------- ------------------------ ---------------------------
Dividend per share                   1,017                     1,087
--------------------------- ------------------------ ---------------------------
Dividend Amount (2nd Half)           199,699                   239,638
--------------------------- ------------------------ ---------------------------
Dividend Amount (Full Year)          580,080                   620,019
--------------------------- ------------------------ ---------------------------
Dividend Ratio                       20.34%                    21.74
--------------------------- ------------------------ ---------------------------


     .    Reference Disclosure Date: February 6, 2004

Exhibit 99.3

               Debt-to-Equity Conversion for LG Card by Woori Bank

Woori Bank, a wholly owned subsidiary of Woori Finance Holdings, expects complete a debt-to-equity conversion of KRW351.8 billion in relation to LG Card.

Key Details

     .    Debt-to-Equity Conversion Details

----------------------------------- ---------------------------------
       Items                                    Details
----------------------------------- ---------------------------------
----------------------------------- ---------------------------------
Total Investment Amount                    KRW351,800,000,000
----------------------------------- ---------------------------------
Number of Common Shares                    70,360,000,000 Shares
----------------------------------- ---------------------------------
Shareholding                               10.3%
----------------------------------- ---------------------------------

     -    Phase 1 : KRW 88.1 billion (Feb. 13, 2004)

     -    Phase 2 : KRW 88.1 billion (tentative)

     -    Phase 3 : KRW 175.6 billion (tentative)

     *The amounts relating to Phases 1 and 2 are tentative and may be subject to change due to adjustments in the timing and amount of the rescue plan agreed upon by LG Card's creditors.

     .    LG Card Details

--------------------------------------- ---------------------------------
       Items                                      Details
--------------------------------------- ---------------------------------
--------------------------------------- ---------------------------------
Aggregate Book Value of Common Shares*        KRW785,985,000,000
--------------------------------------- ---------------------------------
No. of Outstanding Common Shares              157,197,000 Shares
--------------------------------------- ---------------------------------


       * Assumes KRW5,000 par value

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Woori Finance Holdings Co., Ltd.
                                       ---------------------------------------
                                       (Registrant)




Date: February 13, 2004                By:  /s/  Won Gihl Sohn
                                       ---------------------------------------
                                       (Signature)

                                       Name:   Won Gihl Sohn
                                       Title:  Managing Director